UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

Nutrisystem, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67069D108
(CUSIP Number)

March 18, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tinicum Capital Partners II, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [ ]
(b)     [ ]

The reporting persons making this filing hold an aggregate of 1,335,000 Shares, which is 4.98% of the class of securities.  The reporting person on this cover page, however, individually beneficially owns the securities reported by it on this cover page.

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

1,323,958

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

1,323,958

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

1,323,958

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tinicum Capital Partners II Parallel Fund, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [ ]
(b)     [ ]

The reporting persons making this filing hold an aggregate of 1,335,000 Shares, which is 4.98% of the class of securities.  The reporting person on this cover page, however, individually beneficially owns the securities reported by it on this cover page.

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

7,030

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

7,030

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

7,030

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tinicum Capital Partners II Executive Fund L.L.C.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [ ]
(b)     [ ]

The reporting persons making this filing hold an aggregate of 1,335,000 Shares, which is 4.98% of the class of securities.  The reporting person on this cover page, however, individually beneficially owns the securities reported by it on this cover page.

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

4,012

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

4,012

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

4,012

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tinicum Lantern II L.L.C.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [ ]
(b)     [ ]

The reporting persons making this filing hold an aggregate of 1,335,000 Shares, which is 4.98% of the class of securities.  The reporting person on this cover page, however, may be deemed to individually beneficially own the securities reported by it on this cover page.

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

1,335,000

7.SOLE DISPOSITIVE POWER
0

8.SHARED DISPOSITIVE POWER

1,335,000

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

1,335,000

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Terence M. O’Toole

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [ ]
(b)     [ ]

The reporting persons making this filing hold an aggregate of 1,335,000 Shares, which is 4.98% of the class of securities.  The reporting person on this cover page, however, may be deemed to individually beneficially own the securities reported by it on this cover page.

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

1,335,000

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

1,335,000

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

1,335,000

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%

12.TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric M. Ruttenberg

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [ ]
(b)     [ ]

The reporting persons making this filing hold an aggregate of 1,335,000 Shares, which is 4.98% of the class of securities.  The reporting person on this cover page, however, may be deemed to individually beneficially own the securities reported by it on this cover page.

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

1,335,000

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

1,335,000

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

1,335,000

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%

12.TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of March 28, 2011.

ITEM 1(a).      NAME OF ISSUER:

Nutrisystem, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                Fort Washington Executive Center
600 Office Center Drive
Fort Washington, Pennsylvania 19034

ITEMS 2(a) and (c).      NAME OF PERSON FILING; CITIZENSHIP

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons:”

(i)	Tinicum Capital Partners II, L.P., a Delaware limited partnership (“TCP II”), with respect to the Shares (as defined below) held by it;

(ii)	Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership (“Parallel Fund”), with respect to the Shares held by it;

(iii)
Tinicum Capital Partners II Executive Fund L.L.C., a Delaware limited liability company (“Executive Fund” and, together with TCP II and Parallel Fund, the “Funds”), with respect to the Shares held by it;

(iv)	Tinicum Lantern II L.L.C., a Delaware limited liability company (the “Manager”), with respect to the Shares held by the Funds;

(v)	Terence M. O’Toole, a United States citizen and a managing member of the General Partner (“O’Toole”), with respect to the Shares held by the Funds; and

(vi)
Eric M. Ruttenberg, a United States citizen and a managing member of the General Partner (“Ruttenberg” and, together with O’Toole, the “Individual Reporting Persons”), with respect to the Shares held by the Funds.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal office of each of the Reporting Persons is 800 Third Avenue, 40th Floor, New York, New York 10022.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                This statement relates to the shares of Common Stock of the Issuer, $.001 par value per share (the “Shares”).

ITEM 2(e).      CUSIP NUMBER:

67069D108

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                       13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ]   Broker or dealer registered under Section 15 of the Exchange Act.

        (b)     [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ]    Insurance company defined in Section 3(a)(19) of the Exchange Act.

        (d)     [ ]    Investment company registered under Section 8 of the Investment Company Act.

        (e)     [ ]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

        (f)     [ ]     An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)    [ ]     A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)    [ ]     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i)     [ ]     A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

The information required by Items 4(a) – (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for each of the Funds are owned directly by such Fund.  The Manager, as the general partner to each of TCP II and the Parallel Fund, and as the managing member of the Executive Fund, may be deemed to be the beneficial owner of all such Shares owned by the Funds.  The Individual Reporting Persons, as the managing members of the Manager, may each be deemed to be the beneficial owner of all such Shares owned by the Funds.

The Manager and the Individual Reporting Persons may be deemed to have shared investment and voting authority with respect to the Shares held by each of the Funds.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

 Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                       COMPANY.

             Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        The Reporting Persons are identified in Section 2(a) above.  However, consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 28, 2011

TINICUM LANTERN II L.L.C.,
On its own behalf and as the General Partner of
TINICUM CAPITAL PARTNERS II, L.P. and
TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.,
And as the Managing Member of
TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

By:  /s/ Eric M. Ruttenberg
                        Eric M. Ruttenberg, Managing Member

/s/ Terence M. O'Toole
     Terence M. O’Toole

                                /s/ Eric M. Ruttenberg
                                     Eric M. Ruttenberg

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Nutrisystem, Inc. dated as of March 28, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 28, 2011

TINICUM LANTERN II L.L.C.,
On its own behalf and as the General Partner of
TINICUM CAPITAL PARTNERS II, L.P. and
TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.,
And as the Managing Member of
TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

By:  /s/ Eric M. Ruttenberg
                        Eric M. Ruttenberg, Managing Member

/s/ Terence M. O'Toole
     Terence M. O’Toole

                                /s/ Eric M. Ruttenberg
                                     Eric M. Ruttenberg